SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 8)

Under the Securities Exchange Act of 1934

MeetMe, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

585141104

(CUSIP Number of Class of Securities)

Andres Gonzalez Saravia
Mexicans & Americans Trading Together, Inc.
5150 N. Loop 1604 West
San Antonio, Texas 78249
(210) 477-2779

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019
(212) 728-8000

December 19, 2013

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: ☐

SCHEDULE 13D

CUSIP No. 585141104

1		NAMES OF REPORTING PERSONS Mexicans & Americans Trading Together, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,216,413
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,216,413
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,216,413
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14		TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 585141104

1		NAMES OF REPORTING PERSONS Altos Hornos de Mexico, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,216,413
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,216,413
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,216,413
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14		TYPE OF REPORTING PERSON* OO

This Amendment No. 8 amends the statement on Schedule 13D previously filed on October 27, 2006, as amended by Amendment No. 1 previously filed on January 28, 2008, Amendment No. 2 previously filed on December 17, 2010, Amendment No. 3 previously filed on July 21, 2011, Amendment No. 4 previously filed on September 19, 2011, Amendment No. 5 previously filed on November 14, 2011, Amendment No. 6 previously filed on March 8, 2013 and Amendment No. 7 previously filed on September 26, 2013 (as so amended and as amended by this Amendment No. 8, the “Schedule 13D”).  The Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of MeetMe, Inc., a Delaware corporation (the “Company”), and is being filed on behalf of Mexicans & Americans Trading Together, Inc., a Delaware corporation (“MATT Inc.”) and Altos Hornos de Mexico, S.A.B. de C.V., a Mexican Variable Capital Company (Sociedad Anónima Bursátil de Capital Variable) (“AHMSA”).  MATT Inc. and AHMSA are sometimes collectively referred to herein as the “Reporting Persons.”  This Amendment No. 8 refers only to information which has materially changed since the filing of Amendment No. 7 to Schedule 13D and the items below are amended and supplemented as set forth below.  Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the original Schedule 13D or the prior amendments thereto, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following thereto:

On December 20, 2013, MATT Inc. forfeited Warrants for the purchase of 65,455 shares of Common Stock in the aggregate when MATT Inc. determined not to exercise the Warrants pursuant to the Exercise and Cancellation Agreement on such date.

Item 4.              Purpose of Transaction.
Item 4 of the Schedule 13D is hereby supplemented by adding the following thereto:

On December 20, 2013, MATT Inc. forfeited Warrants for the purchase of 65,455 shares of Common Stock in the aggregate.

On December 19, 2013, MATT Inc. and the Company entered into a 2014 Supplement to Securities Purchase Agreement (the “Supplement”).  Under the terms of the Supplement, MATT Inc. and the Company agreed that (1) the size of the Company’s Board of Directors would be increased to seven members for the period from December 19, 2013 to and including the date of the Company’s first annual meeting held after July 31, 2014 (the “Supplemental Period”), (2) at the end of the Supplemental Period, the size of the Company’s Board of Directors would be reduced to six members, (3) during the Supplemental Period MATT Inc. would designate a director who is experienced in the Internet social media networking industry (the “Supplemental Period Designee”), who would serve during the Supplemental Period, (4) at the end of the Supplemental Period, MATT Inc. would either designate the Supplemental Period Designee as its designee to the Board of Directors of the Company or designate a new designee other than Mr. Alonso Ancira, (5) MATT Inc. would instruct its existing designee and the Supplemental Period Designee to vote against the inclusion on the Company’s slate of nominees of more than three persons that are not Specified Directors (as defined below) and (6) MATT Inc. will vote its

4

shares in favor of no more than three persons who are not Specified Directors.  In connection with the Supplement, MATT Inc. intends to designate an additional person to be appointed to the Board of Directors of the Company.  “Specified Directors” means directors of the Company who are not MATT Inc.’s existing designee, the Supplemental Period Designee or a person who previously served as a director of the Quepasa Corporation, the Company’s predecessor.

The description of the Supplement contained herein is qualified in its entirety by reference to the Supplement, which is filed as Exhibit 99.20 to the Schedule 13D and is hereby incorporated by reference.

Except as set forth above in the Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B and C to Amendment No. 2 to the original Schedule 13D, has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5.              Interest in Securities of the Issuer.
Items 5(a) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a)           MATT Inc. beneficially owns 4,216,413 shares of Common Stock, consisting of the 1,335,480 shares of Common Stock held by MATT Inc., the 1,401,485 shares of Common Stock issuable upon exercise of the Warrants owned by MATT Inc. and the 1,479,948 shares  of Common Stock issuable upon conversion of the 1,000,000 shares of Series A-1 Preferred Stock (collectively, the “Shares”).  AHMSA may be deemed to beneficially own the Shares by virtue of its ownership of MATT Inc.  The Shares represent 10.3% of 41,052,670 total shares of Common Stock, calculated as the sum of (i) the 38,477,359 shares of Common Stock outstanding as of November 8, 2013, as represented by the Company in its most recent report on Form 10-Q filed on November 8, 2013, (ii) the 1,401,485 shares of Common Stock issuable upon exercise of the Warrants and (iii) the 1,479,948 shares of Common Stock issuable upon conversion of the Series A-1 Preferred Stock.  The 41,052,670 Shares set forth in clauses (i) through (iii) above are hereinafter referred to as the “Aggregate Share Number.”  Mr. Alonso Ancira, Chairman of the Board of Directors of AHMSA (of which MATT Inc. is a wholly owned subsidiary) and the sole member of the Board of Directors of MATT Inc., directly beneficially owns 121,292 shares of Common Stock, consisting of 16,750 shares of Common Stock and options to purchase 104,542 shares of Common Stock.  Such shares represent 0.3% of 41,157,212 total shares of Common Stock, calculated as the sum of (x) the Aggregate Share Number and (y) the 104,542 shares of Common Stock issuable upon exercise of such options.

(c)           Other than as described in Item 4 above, during the past 60 days, there were no transactions in the Common Stock, or securities convertible into or exercisable for shares of Common Stock, effected by the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B and C to Amendment No. 2 to the original Schedule 13D.

Item 6.              Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

5

Item 6 of the Schedule 13D is hereby supplemented by adding the following thereto:

As described in greater detail in Item 4 above, the Company and MATT Inc. entered into the Supplement.  The information included in Item 4 above regarding the Supplement is incorporated by reference into this Item 6.

Item 7.              Material to be Filed as Exhibits.

99.21	2014 Supplement to Securities Purchase Agreement, dated as of December 19, 2013 by and between MeetMe, Inc. and Mexicans & Americans Trading Together, Inc.

 [Signatures on following page]

6

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2013

MEXICANS & AMERICANS TRADING TOGETHER, INC.

By: /s/ Andres Gonzalez-Saravia Coss
Name:	Andres Gonzalez-Saravia Coss
Title:	President

ALTOS HORNOS DE MEXICO, S.A.B. DE C.V.

By: /s/ Andres Gonzalez-Saravia Coss
Name:	Andres Gonzalez-Saravia Coss
Title:	Legal Director

[SIGNATURE PAGE TO AMENDMENT NO. 8 TO SCHEDULE 13D
WITH RESPECT TO THE COMMON STOCK OF MEETME, INC.]

EXHIBIT INDEX

Exhibit Number	Description

99.21	2014 Supplement to Securities Purchase Agreement, dated as of December 19, 2013 by and between MeetMe, Inc. and Mexicans & Americans Trading Together, Inc.